Bruce Rosetto

Tel 561.955.7625

Fax 561.367.6225

rosettob@gtlaw.com

July 31, 2015

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington D.C 20549

Attn: Emily C. Drazan, Staff Attorney

Re:	PFO Global

Form 8-K

Filed July 6, 2015

File No. 333-167380

Dear Ms. Drazan:

This firm represents PFO Global, Inc. (the “Company”). We are in receipt of a letter dated July 30, 2015 which denotes the following comment from your office:

1.	You disclose that, on June 30 2014, you acquired 100% of the issued and outstanding shares of Pro Fit Optix Holding Company, LLC. Because it appears you were a shell company under Rule 12b-2 of the Securities Exchange Act at the time of the acquisition, please amend your Form 8-K to include all information that would be required in a Form 10 registration statement regarding this transaction. See Items 2.01(f), 5.01(a)(8) and 9.01(c) of Form 8-K.

Please note that we believe the assertion that “it appears you were a shell company under Rule 12b-2 of the Securities Exchange Act at the time of the acquisition” is an inaccurate statement. The Company was not a shell company at the time of acquisition. In its filed public reports, including but not limited to the most recent filings on Form 10K filed by the Company on April 9, 2015 and the Form 10Q filed on May 8, 2015 among other such public reports in prior periods, the Company specifically denotes that it is not a shell company.

Under Rule 12b-2 of the Exchange Act, the term shell company means a registrant, other than an asset-backed issuer as defined in Item 1101(b) of Regulation AB (§ 229.1101(b) of this chapter), that has:

(1) No or nominal operations; and

(2) Either:

(i) No or nominal assets;

(ii) Assets consisting solely of cash and cash equivalents; or

(iii) Assets consisting of any amount of cash and cash equivalents and nominal other assets.

With respect to the Company, the foregoing definition of a shell company does not fit this circumstance. In 2014, the Company had direct selling, general and administrative expenses related to its operations in excess of $716,000, including patent filing and maintenance costs of over $67,000 in direct support of the Company’s stated business of exploiting its patents. Net cash used by the Company in its operating activities in 2014 was in excess of $250,000. Although in 2014 the Company had minimal sales revenue, in fiscal year 2013, the Company had $369,000 of sales. From an asset standpoint, at December 31, 2014 and again at March 31, 2015, the Company had substantial assets primarily being its patent portfolio, although it did have other assets in the form of cash, prepaid deposits, leases, and property and equipment. At the time of the acquisition, the Company had the following patent portfolio assets:

Approved Patents

Patent			Expiration
Number	Name of Patent	Jurisdiction	Date
5,717,479	Industrial safety assembly including		September 6,
	Disposable ear protection and earphone	USA	2016
CA2314348	Industrial safety assembly including		February 10,
	Disposable ear protection and ear phone	Canada	2018
AU759466	Industrial safety assembly including		February 10,
	Disposable ear protection and ear phone	Australia	2018
6,012,812	Industrial safety assembly	USA	September 6,
			2016
ZL988140675	Industrial safety assembly including		February 10,
	Disposable ear protection and ear phone	China	2018
6,950,531	Industrial hearing protection and		September 14,
	communication assembly	USA	2016
7,133,532	Hearing protection and communication		September 17,
	Assembly	USA	2016
EP 1060433	Industrial safety assembly including	European	February 10,
	Disposable ear protection and ear phone	Patent Office	2018
8,243,973	Communication eyewear assembly	USA	April 19, 2031
8,588,448	Communication eyewear assembly	USA	September 9,
			2028
8,744,113	Communication eyewear assembly with		December 13,
	Zone of safety capability	USA	2032

Patent Applications

Application			Application
Number\	Name of Patent Application	Jurisdiction	Date
108475823	Communication eyewear assembly	European	March 10,
		Patent Office	2010
2010347741	Communication eyewear assembly	Australia	March 10,
2012
2791531	Communication eyewear assembly	Canada	August 29,
2012
2010800652024 Communication eyewear assembly	China	September 5,
2012
1020127023357 Communication eyewear assembly	South Korea	September 6,
2012
2012557012	Communication eyewear assembly	Japan	September 10,
2012
13/921,606	Communication eyewear assembly	USA	June 19, 2013
14/200,612	Communication eyewear assembly	USA	March 7, 2014
PCTUS1369994 Communication eyewear assembly	European	November 14,
	with Zone of Safety capability	Patent Office	2013
14/192,220	Communication eyewear assembly with		February 27,
	Zone of Safety capability	USA	2014

As noted in its public reports, prior to the transaction with Pro Fit Optix Holding Company LLC (“Pro Fit Optix”), the Company was primarily in the business of exploiting various patents related to eyewear. The business of Pro Fit Optix is also in the field of Vision care; so the acquisition was synergistic in that respect. For your information, Pro Fit Optix also has substantial revenue and assets related to its operations. Accordingly, from a business combination perspective, the combination of the patent portfolio assets of the Company with the substantial revenue and operations of Prof Fit Optix makes for a strong combination.

Finally, in closing, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I hope this information is helpful. We remain available to discuss further with you at your convenience.

Very truly yours,

/s/ Bruce C. Rosetto

Bruce C. Rosetto
Shareholder

Cc:	Tim Kinnear, PFO Global, CFO

Jason Simon, Esq.